Conseco, Inc.
11825 N. Pennsylvania Street
P.O. Box 1911
Carmel, Indiana  46032



VIA EDGAR TRANSMISSION AND
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FACSIMILE (202) 772-9217                                   March 16, 2006
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                  Re: Conseco, Inc.
                      Acceleration of Effectiveness of Registration Statement on Form S-3 / File No. 333-129555
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Ms. Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Dear Ms. Barros:

          Pursuant to Rule 461 under the Securities Act of 1933, as amended, Conseco, Inc. (the "Company") hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective at 12:00 p.m. (Washington, D.C. time) on March 17, 2006, or as soon as possible thereafter.

          The Company acknowledges that should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to filing.

          The Company acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement.

Ms. Sonia Barros                 -2-                              March 16, 2006


          The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Simpson Thacher & Bartlett LLP, attention: Stephan Feder at (212) 455-7405.

                                                        Very truly yours,

                                                        Conseco, Inc.





                                                    By:  /s/ Karl W. Kindig
                                                         ----------------------
                                                         Karl W. Kindig
                                                         Corporate Counsel and
                                                         Corporate Secretary